

November 8, 2018

Allan Jones
President
Emaginos, Inc.
13428 Maxella Avenue, #144
Marina Del Rey, CA 90292

      **Re: Emaginos, Inc.**
          **Current Report on Form 8-K**
          **Filed September 26, 2018**
          **File No. 000-55736**

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Information Technologies
                       and Services

cc:    Lee Cassidy